LIETUVOS TELEKOMAS

AKCINĖ BENDROVĖ „LIETUVOS TELEKOMAS"

Code 2121543 Savanorių pr. 28, LT-2600 Vilnius, (Lithuania) Lietuva Tel. +370 6 48 15 11 Fax +370 2 22 66 65
VAT code 212154314 Register of Enterprises of the Republic of Lithuania, the Registrar - the Ministry of Economics of the Republic of Lithuania (Gedimino pr. 38/2, LT-2600 Vilnius)

US Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Fina
Mail Stop 0302
450 Fifth Street NW
Washington DC 205

Fax. (202) 942 95 25

12-11-2002 No.

02060517

SUPPL

02 DEC 12 AM 9:36

No. of pages: 1+2

Re: <u>AB Lietuvos Telekomas (File No. 82-5086)</u>
<u>Ongoing Disclosure Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934</u>

Material Event

Ladies and Gentlemen:

On behalf of AB Lietuvos Telekomas (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission (the "SEC").

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed is copy of the document listed below, which constitute information that the Company has recently (i) made or become required to make public pursuant to the laws of Lithuania or of England and Wales, (ii) filed or become required to file with the London Stock Exchange ("LSE"), the National Stock Exchange of Lithuania ("NSEL"), the UK Listing Authority ("UKLA") or the Lithuanian Securities Commission ("LSC") and which was or will be made public by such exchanges or authorities or (iii) has distributed or become required to distribute to its security holders:

1. Announcement of Material Event
2. Press Release "Comliet has Registered a New Company"

If you should have any questions or comments, please call the undersigned at +370 5 236 78 78, mob. +370 650 82 123, fax. +370 5 231 38 60.

Very truly yours,

D. Dziaugys

Darius Dziaugys
Senior Specialist, Investor Relations

dlw 12/18

Encl.: 1. Announcement of Material Event (1 page)
2. Press Release (1 page)

PROCESSED
DEC 30 2002
THOMSON
FINANCIAL

File No. 82-5086

LIETUVOS TELEKOMAS

Announcement of the Material Event

1. AB Lietuvos Telekomas, company's code in register 2121543, Savanoriu ave. 28,
(company type of the Issuer, name, company register code, address)
2600 Vilnius, Republic of Lithuania

2. Lithuanian Securities Commission, National Stock Exchange of Lithuania,
(indicate the institutions to whom this announcement has been or is to be presented)
Lietuvos Rytas daily

3. UAB Comliet, a subsidiary of AB Lietuvos Telekomas, has established its subsidiary
(description of the material event and the date of material event)
Comliet Kaliningrad in Kaliningrad region, Russian Federation. The Company will provide designing, construction and maintenance of fixed-line and mobile networks, as well as installation and maintenance of low voltage indoor networks.

4. Announcement is not considered confidential
(if the announcement is considered confidential, the reason and expire date of confidentiality are to be indicated)

5. Violeta Uleviciene, Head of the Information Unit
(name, surname and office phone numbers of person, authorised by the Issuer to provide additional information about
tel. + 370 5 236 76 79
material event)

6. General Manager Tapio Paarma .... 12 December 2002
(name, surname and signature of the Head of the Issuer's Administration (name, surname and signature of the person authorised by the Head of the Issuer's Administration in writing, is case the authorised person is institutions, the name, surname and signature of the Head of institutions' Administration); date of signing)

LIETUVOS RESPUBLIKA AKCINĖ BENDROVĖ LIETUVOS TELEKOMAS VILNIUS

File No. 82-5086

LIETUVOS TELEKOMAS

PRESS RELEASE
12-12-2002

Comliet has Registered a New Company

UAB Comliet has completed the establishment procedure of a limited liability company, Comliet Kaliningrad , a Comliet's subsidiary in Kaliningrad region, Russian Federation.

"We believe that Comliet's expertise and wide range of services will allow our company to find its place on the market of Kaliningrad region," says Eimantas Šatas, General Manager of UAB Comliet. "In early 2003 we plan to start providing our services to Russian customers. We will offer them such services as designing, construction and maintenance of fixed-line and mobile networks as well as installation and maintenance of low voltage indoor networks.

The Russian Federation is the third foreign country where Comliet will be developing its activities. Company's subsidiaries Datu Tikli SIA and Telegrupp AS have been providing services in Latvia and Estonia .

About UAB Comliet

UAB Comliet is the largest subsidiary of AB Lietuvos Telekomas and one of the leading companies engaged in construction and maintenance of telecommunications networks in Lithuania. Lietuvos Telekomas holds a 100 percent stake in Comliet. The company currently employs a staff of almost 2,000 employees. Main activities of the company are as follows: construction and operation of fixed-line networks, construction and maintenance of wireless and mobile networks, installation and maintenance of indoor networks (telephone, LAN, WAN), alarm and fire protection as well as building management systems, electric power and supply systems as well as sales, maintenance and repair of equipment. More information on UAB Comliet is available at the web site: http://www.comliet.lt.

Violeta Ulevičienė,
Head of the Information Unit,
+370 5 236 76 79